August 11, 2016
Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC 20549

Re:	Maxwell Technologies, Inc. Request for Withdrawal Pursuant to Rule 477 of Post-Effective Amendment No. 1 to Form S-3 filed under form type S-3/A (File No. 333-196495)
Ladies and Gentleman:
On behalf of Maxwell Technologies, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On August 4, 2016, the Company erroneously filed with the SEC via EDGAR Post-Effective Amendment No. 1 to Form S-3 (File No. 333-196495) under form type S-3/A (accession number 0000319815-16-000150), rather than under form type POS AM as was intended. Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the SEC withdraw such S-3/A filing. The Company refiled Post-Effective Amendment No. 1 to Form S-3 under form type POS AM on August 10, 2016. In accordance with Rule 477 under the Securities Act, no securities have been sold under Post-Effective Amendment No. 1 to the Form S-3.
Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call Jeffrey Higgins or Alicia Tschirhart of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP at (858) 436-8020 and (858) 436-8037, respectively.

Very truly yours,
Maxwell Technologies, Inc.
/s/ Franz Fink
Franz Fink, President and Chief Executive Officer